# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
## Washington, D.C. 20549

# FORM 8-K
## CURRENT REPORT

## Pursuant to Section 13 or 15(d) of
## The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):  **October 26, 2006**

## PEPCO HOLDINGS, INC.
(Exact name of registrant as specified in its charter)

| **Delaware** | **001-31403** | **52-2297449** |
|:---:|:---:|:---:|
| (State or other jurisdiction of incorporation) | (Commission File Number) | (IRS Employer Identification No.) |

| **701 Ninth Street, N.W., Washington, DC** | **20068** |
|:---:|:---:|
| (Address of principal executive offices) | (Zip Code) |

Registrant's telephone number, including area code    **(202) 872-3526**

**Not Applicable**
(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

**Item 1.01    Entry into a Material Definitive Agreement**

On October 26, 2006, the Compensation/Human Resources Committee of the Pepco Holdings, Inc. Board of Directors increased the base salary of Senior Vice President and Chief Financial Officer, Joseph M. Rigby, to $475,000 effective November 1, 2006.

**SIGNATURES**

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PEPCO HOLDINGS, INC.
(Registrant)

Date    November 1, 2006                 /s/  Ellen Sheriff Rogers
                                         Name:  Ellen Sheriff Rogers
                                         Title:   Vice President, Secretary
                                                  and Assistant Treasurer